UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 5)

US 1 Industries, Inc.
(Name of the Issuer)

US 1 Industries, Inc.
Trucking Investment Co. Inc.
Harold E. Antonson
Michael E. Kibler
(Name of Persons Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

903369106
(CUSIP Number of Class of Securities)

US 1 Industries, Inc. 336 West US 30, Suite 201 Valparaiso, Indiana 46385	Harold E. Antonson 336 West US 30, Suite 201 Valparaiso, Indiana 46385
Trucking Investment Co. Inc. 336 West US 30, Suite 201 Valparaiso, Indiana 46385	Michael E. Kibler 336 West US 30, Suite 201 Valparaiso, Indiana 46385

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

Copies to:

Troutman Sanders LLP 600 Peachtree Street, N.E. Atlanta, GA 30308 Attn: W. Brinkley Dickerson, Jr.	Bose McKinney & Evans LLP 111 Monument Circle Indianapolis, Indiana 46204 Attn: Jeffrey B. Bailey

This statement is filed in connection with (check the appropriate box).

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$9,523,436.54	$1,105.67

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,105.67

Form or Registration No.:	Schedule 14A — Preliminary Proxy Statement

Filing Party:	US 1 Industries, Inc.

Date Filed:	March 18, 2011

*
The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $9,523,436.54 which is the sum of (1) product of the 6,527,578 shares of Common Stock outstanding as of July 21, 2011 that are proposed to be converted into the right to receive the merger consideration, multiplied by the merger consideration of $1.43 per share, plus (2) $189,000, which is the maximum aggregate amount to be paid to holders of options in exchange for the cancellation of their options. The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the December 2010 revised SEC Filing Fee for Transactional filings, equals the proposed maximum aggregate value of the transaction multiplied by .00011610 ($116.10 per million dollars).

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the December 2010 revised SEC Filing Fee for Transactional filings pursuant to the Securities Exchange Act of 1934, which equals .00011610 ($116.10 per million dollars) multiplied by the total Transaction Valuation.

INTRODUCTION

This Amendment No. 5 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by US 1 Industries, Inc., an Indiana corporation (the “Company”), the issuer of the common stock, without par value (the “Common Stock”), that is subject to the Rule 13e-3 transaction, Harold E. Antonson (“Antonson”), Michael E. Kibler (“Kibler,” and, together with Antonson, the “Rollover Shareholders”), Trucking Investment Co. Inc., an Indiana corporation (“Parent,” and, together with the Rollover Shareholders, the “Acquisition Parties” and, together with the Company, the “Filing Party” and each a “Filing Party”).

This Final Amendment relates to the transactions contemplated by the Agreement and Plan of Merger, dated as of February 18, 2011 (the “Merger Agreement”), by and among the Company, Parent, US 1 Merger Corp. (“Merger Sub”) and the Rollover Shareholders, providing for the merger of Merger Sub with and into the Company (the "Merger") with the Company surviving the Merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3. Merger Sub is not a filing party to this Final Amendment, because it has been merged into the Company as part of the transaction.

All information contained in this Final Amendment concerning each Filing Party has been supplied by such Filing Party.

Item 15. Additional Information.

On August 12, 2011, at the special meeting of the shareholders of the Company, the Company’s shareholders voted to adopt the Merger Agreement.  On the same day, the Company filed Articles of Merger with the Secretary of State of the State of Indiana, pursuant to which the Merger became effective.  Upon the Merger each outstanding share of the Company’s common stock was converted into the right to receive $1.43 per share in cash, without interest and less any applicable withholding taxes, excluding (a) treasury shares owned by the Company, (b) shares held by Parent and any of its subsidiaries (including the shares to be contributed to Parent by the Rollover Shareholders) and (c) shares held by shareholders that perfect their dissenters’ rights under Indiana law.  Upon the Merger, US 1 Industries, Inc. became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Company’s common stock ceased to be eligible to trade on the Over-the-Counter Bulletin Board and became eligible for termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, the Company filed a Certification and Notice of Termination on Form 15 with the SEC in order to deregister its common stock under the Exchange Act.

Item 16. Exhibits.

Item 1016 of Regulation M-A:

(a)(1)
Preliminary Proxy Statement for the Special Meeting of the Shareholders of US 1 Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 18, 2011, as amended).

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)
Press release, dated February 18, 2011, issued by US 1 Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by US 1 Industries, Inc. on February 18, 2011).*

(b)(1)	Term Sheet from US Bank Asset Based Finance, dated September 10, 2010.*

(b)(2)
Amended and Restated Loan Agreement, dated as of March 10, 2002, by and among U.S. Bank National Association and Carolina National Transportation Inc., Gulf Line Transport Inc., Five Star Transport, Inc., Cam Transport, Inc., Unity Logistic Services, Inc., ERX, Inc., Friendly Transport, Inc., Transport Leasing, Inc., Harbor Bridge Intermodal, Inc., Patriot Logistics, Inc., Liberty Transport, Inc., Keystone Lines Corporation, and US 1 Industries, Inc. and amendments thereto through September 28, 2011 (incorporated by reference to Exhibits 10.12, 10.3 and 10.14 of the Company’s Form 10-Q filed on November 14, 2005, from the Company’s Form 10-Q filed on August 14, 2007, from Exhibit 10.1 of the Company’s Form 8-K filed on December 24, 2008, from Exhibit 10.1 of the Company’s Form 8-K filed on July 29, 2009, from the Company’s Form 10-K filed on March 16, 2010 and from the Company’s Form 10-Q filed on November 15, 2010).

(c)(1)	Opinion of Cambridge Partners & Associates, Inc. (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).*

(c)(2)	Analysis Materials of Cambridge Partners & Associates, Inc. in Connection with Fairness Evaluation, including the following:

(c)(2)(i): Executive summary of indication of value of US 1 Industries, Inc.  prepared by Cambridge Partners.*

(c)(2)(ii): Market Approach-Transaction Method summary of indication of value of US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(iii): Market Approach-Guideline Company Method summary of indication of value of US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(iv):Discounted Net Cash Flow Sensitivity Analysis prepared by Cambridge Partners.*

(c)(2)(v): Executive summary of indication of value AIFE attributable to US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(vi): Market Approach-Transaction Method summary of indication of value of AIFE prepared by Cambridge Partners.*

(c)(2)(vii): Market Approach-Guideline Company Method summary of indication of value of AIFE prepared by Cambridge Partners.*

(c)(2)(viii): Listing of comparable market transactions considered by Cambridge Partners in preparing market transaction indication of value for US 1 Industries, Inc.*

(c)(2)(ix): Listing of comparable issuers considered by Cambridge Partners in preparing guideline company indication of value for US 1 Industries, Inc.*

(c)(2)(x): Listing of comparable market transactions considered by Cambridge Partners in preparing market transaction indication of value for AIFE.*

(c)(2)(xi): Listing of comparable issuers considered by Cambridge Partners in preparing guideline company indication of value for AIFE.*

(c)(2)(xii): December 2009 actuarial report for AIFE prepared by John Pierce.*

(c)(2)(xiii): AIFE Attorney in Fact Agreement.*

(c)(2)(xiv): AIFE Consent Order dated February 26, 2002.*

(c)(2)(xv): Letter to Cambridge Partners & Associates, Inc. regarding the Special Committee’s attribution of value of any interest that US 1 Industries, Inc. may have in AIFE.*

(c)(2)(xvi): Chart of AIFE’s underwriting profit for the years 2002 through 2009.*

(c)(2)(xvii): Review of the property/casualty insurance industry dated November 2, 2010 prepared by A.M. Best.*

(c)(2)(xviii): US 1 Industries, Inc’s 2010 and 2011 projections prepared for U.S. Bank.*

(c)(2)(xix): Option Agreement by and among Patriot Logistics, Inc., US 1 Industries, Inc. and Edwis Selph.*

(c)(3)	Financial Projections Prepared by Management of US 1 Industries, Inc.*

(d)(1)
Agreement and Plan of Merger, dated as of February 18, 2011, by and among US 1 Industries, Inc., Trucking Investment Co. Inc., US 1 Merger Corp., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex A to the Preliminary Proxy Statement).*

(d)(2)
Voting Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex C to the Preliminary Proxy Statement).*

(d)(3)
Contribution Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Exhibit D to the Preliminary Proxy Statement).*

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Preliminary Proxy Statement).*

* Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2011
US 1 Industries, Inc.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2011
Trucking Investment Co. Inc.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2011
/s/ Harold E. Antonson
Harold E. Antonson

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2011
/s/ Michael E. Kibler
Michael E. Kibler

Exhibit Index

(a)(1)
Preliminary Proxy Statement for the Special Meeting of the Shareholders of US 1 Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 18, 2011, as amended).

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)
Press release, dated February 18, 2011, issued by US 1 Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by US 1 Industries, Inc. on February 18, 2011).*

(b)(1)	Term Sheet from US Bank Asset Based Finance, dated September 10, 2010.*

(b)(2)
Amended and Restated Loan Agreement, dated as of March 10, 2002, by and among U.S. Bank National Association and Carolina National Transportation Inc., Gulf Line Transport Inc., Five Star Transport, Inc., Cam Transport, Inc., Unity Logistic Services, Inc., ERX, Inc., Friendly Transport, Inc., Transport Leasing, Inc., Harbor Bridge Intermodal, Inc., Patriot Logistics, Inc., Liberty Transport, Inc., Keystone Lines Corporation, and US 1 Industries, Inc. and amendments thereto through September 28, 2011 (incorporated by reference to Exhibits 10.12, 10.3 and 10.14 of the Company’s Form 10-Q filed on November 14, 2005, from the Company’s Form 10-Q filed on August 14, 2007, from Exhibit 10.1 of the Company’s Form 8-K filed on December 24, 2008, from Exhibit 10.1 of the Company’s Form 8-K filed on July 29, 2009, from the Company’s Form 10-K filed on March 16, 2010 and from the Company’s Form 10-Q filed on November 15, 2010).

(c)(1)	Opinion of Cambridge Partners & Associates, Inc. (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).*

(c)(2)	Analysis Materials of Cambridge Partners & Associates, Inc. in Connection with Fairness Evaluation, including the following:

(c)(2)(i): Executive summary of indication of value of US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(ii): Market Approach-Transaction Method summary of indication of value of US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(iii):  Market Approach-Guideline Company Method summary of indication of value of US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(iv): Discounted Net Cash Flow Sensitivity Analysis prepared by Cambridge Partners.*

(c)(2)(v):  Executive summary of indication of value AIFE attributable to US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(vi): Market Approach-Transaction Method summary of indication of value of AIFE prepared by Cambridge Partners.*

(c)(2)(vii): Market Approach-Guideline Company Method summary of indication of value of AIFE prepared by Cambridge Partners.*

(c)(2)(viii): Listing of comparable market transactions considered by Cambridge Partners in preparing market transaction indication of value for US 1 Industries, Inc.*

(c)(2)(ix): Listing of comparable issuers considered by Cambridge Partners in preparing guideline company indication of value for US 1 Industries, Inc.*

(c)(2)(x): Listing of comparable market transactions considered by Cambridge Partners in preparing market transaction indication of value for AIFE.*

(c)(2)(xi): Listing of comparable issuers considered by Cambridge Partners in preparing guideline company indication of value for AIFE.*

(c)(2)(xii): December 2009 actuarial report for AIFE prepared by John Pierce.*

(c)(2)(xiii): AIFE Attorney in Fact Agreement.*

(c)(2)(xiv): AIFE Consent Order dated February 26, 2002.*

(c)(2)(xv): Letter to Cambridge Partners & Associates, Inc. regarding the Special Committee’s attribution of value of any interest that US 1 Industries, Inc. may have in AIFE.*

(c)(2)(xvi): Chart of AIFE’s underwriting profit for the years 2002 through 2009.*

(c)(2)(xvii): Review of the property/casualty insurance industry dated November 2, 2010 prepared by A.M. Best.*

(c)(2)(xviii): US 1 Industries, Inc’s 2010 and 2011 projections prepared for U.S. Bank.*

(c)(2)(xix): Option Agreement by and among Patriot Logistics, Inc., US 1 Industries, Inc. and Edwis Selph.*

(c)(3)	Financial Projections Prepared by Management of US 1 Industries, Inc.*

(d)(1)
Agreement and Plan of Merger, dated as of February 18, 2011, by and among US 1 Industries, Inc., Trucking Investment Co. Inc., US 1 Merger Corp., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex A to the Preliminary Proxy Statement).*

(d)(2)
Voting Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex C to the Preliminary Proxy Statement).*

(d)(3)
Contribution Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Exhibit D to the Preliminary Proxy Statement).*

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Preliminary Proxy Statement).*